FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                       19 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosures:

1. Copy of announcement regarding Interim Results sent to the London Stock Exchange on 19 November 2002

2. Copy of announcement regarding Success in UK and Germany sent to the London Stock Exchange on 19 November 2002

3. Copy of announcement regarding Blocklisting sent to the London Stock Exchange on 19 November 2002

Enclosure No. 1

            INTERIM RESULTS FOR THE 6 MONTHS ENDED 30 SEPTEMBER 2002


Released: 19 November 2002

  - Encouraging revenue and EBITDA growth achieved across the Group;

  - UK margin improved in line with target;

  - Positive EBITDA delivered in Germany, ahead of target;

  - Tight control of capital expenditure and working capital enabled Group to generate positive cash flow.


Financial highlights (Comparative period refers to 6 months ended 30 September
2001)

Group:

  - Total customer base grew by 8.9% to 18.3 million

  - Service revenue grew by 16.3% to GBP2,086 million

  - Total revenue grew by 11.5% to GBP2,341million
  - EBITDA increased to GBP378 million (2001 : GBP135 million)
  - Post-tax loss reduced to GBP(277) million (2001 : GBP(387) million)

  - Capital expenditure reduced to GBP427 million (2001 : GBP623 million)

  - Net debt at 30 September was GBP609 million (31 March : GBP617 million)

O2 UK:

  - Service revenue grew by 10.8% to GBP1,331 million

  - EBITDA grew by 19.6% to GBP391 million

  - EBITDA margin increased to 26.6% (2001 : 23.9%)

  - Capital expenditure was GBP148 million (2001 : GBP257 million)

O2 Germany:

  - Service revenue grew by 32.7% to GBP438 million
  - EBITDA was GBP1 million (2001 : GBP(114) million)
  - Capital expenditure was GBP57 million (2001 : GBP161 million)



"These results demonstrate good progress towards the financial goals we set out at the time of our demerger last year. We are delivering revenue, EBITDA and cash flow growth, by focusing on improving operational performance, running the business cohesively, and building our platform of mobile data services. As the mobile market continues to evolve, we remain well positioned to achieve further improvements in our operating and financial performance, and to deliver enhanced shareholder value."


                                                 David Varney, Chairman mmO2 plc


Second quarter operational highlights:

Group:

  - Customer base grew by 3% quarter-on-quarter, to 18.3 million

  - 532,000 net new customers added, of which 70% post-pay

  - Data as % of service revenues increased to 15.6% (Q1 : 14.6%)

O2 UK:

  - 278,000 net new customers added, of which 171,000 post-pay

  - Blended ARPU was GBP238, 3.0% higher than at the start of the year

  - Contract churn reduced to 29% (Q1 : 30%)

  - Data as % of service revenue increased to 15.3% (Q1 : 14.1%)


O2 Germany:

  - 204,000 net new customers added, of which 161,000 post-pay

  - Customer base grew to 4.29 million, of which 52.3% post-pay

  - Blended ARPU was GBP210, 7.7% higher than at the start of the year

  - Pre- and post-pay SAC and churn continued to decline

"Our O2 brand and attractive customer propositions are gaining increasing recognition and acceptance among high-value customers in all our markets. The momentum we have built up in the key UK and German markets continued into the second quarter, with growing numbers of high-value customers acquired, and strong growth in ARPUs, which are on course to hit our full-year targets. We also saw good customer additions in Ireland and the Netherlands, and further progress in data revenue growth in these businesses. Going forward, we will continue to drive profitable growth across the Group, focusing on high-value customers, while keeping SAC and churn under control"


                                         Peter Erskine, Chief Executive mmO2 plc

SUMMARY FINANCIAL DATA

Turnover
                                                                             Six months     Six months Year ended 31
                                                                               ended 30       ended 30    March 2002
                                                                         September 2002 September 2001
                                                                                   GBPm           GBPm          GBPm

O2 UK                                                                             1,472          1,368         2,756
O2 Germany                                                                          483            420           875
O2 Netherlands                                                                      127             89           200
O2 Ireland                                                                          215            193           395
O2 Online                                                                            43             39           100
Other businesses and eliminations                                                     1           (10)          (50)
Group total                                                                       2,341          2,099         4,276



EBITDA before exceptional items

                                                                             Six months     Six months Year ended 31
                                                                               ended 30       ended 30    March 2002
                                                                         September 2002 September 2001
                                                                                   GBPm           GBPm          GBPm

O2 UK                                                                               391            327           670
O2 Germany                                                                            1          (114)         (166)
O2 Netherlands                                                                      (9)           (54)          (51)
O2 Ireland                                                                           72             59           122
O2 Online                                                                          (37)           (55)          (68)
Other businesses                                                                   (40)           (28)          (74)
Group total                                                                         378            135           433


Operating profit/(loss)

                                                                             Six months     Six months Year ended 31
                                                                               ended 30       ended 30    March 2002
                                                                         September 2002 September 2001
                                                                                   GBPm           GBPm          GBPm

O2 UK                                                                               196            183           298
O2 Germany                                                                        (121)          (221)         (399)
O2 Netherlands                                                                     (49)           (87)         (119)
O2 Ireland                                                                           39             29            59
O2 Online                                                                          (58)           (65)          (93)
Other businesses                                                                   (48)           (28)          (83)
Operating loss before goodwill and exceptional items                               (41)          (189)         (337)
Exceptional items                                                                     -              3         (150)
Goodwill amortisation                                                             (187)          (187)         (369)
Group operating loss                                                              (228)          (373)         (856)
Share of associate's profit                                                           2              6             8
Net interest                                                                       (33)            (1)          (25)
Tax                                                                                (18)           (19)            23
Retained loss for the period                                                      (277)          (387)         (850)



Capital expenditure

                                                                             Six months     Six months Year ended 31
                                                                               ended 30       ended 30    March 2002
                                                                         September 2002 September 2001
                                                                                     GBPm          GBPm         GBPm

O2 UK                                                                               148            257           556
O2 Germany                                                                           57            161           250
O2 Netherlands                                                                       31             68            97
O2 Ireland                                                                           27             44            85
O2 Online                                                                            19             41            59
Other businesses                                                                     72             52            95
Group total excluding 3G licence                                                    354            623         1,142
Irish 3G licence                                                                     73
Group total                                                                         427



BUSINESS REVIEW

O2 UK

Interim results

Service revenue in the first half grew by 10.8% year-on-year, to GBP1,331 million, driven by the increase in customer numbers, improving customer mix, and growth in pre- and post-pay APRU. Total revenue grew by 7.6% to GBP1,472 million.

First half EBITDA was GBP391 million, 19.6% higher than last year. The EBITDA margin improved to 26.6%, from 23.9% in the first half last year. EBITDA as a proportion of service revenue was 29.4%, compared to 27.2% in the first half last year.

Subscriber acquisition costs (SAC) declined as a proportion of total revenue, although this was partially offset by an increase in subscriber retention costs
(SRC). Combined acquisition plus retention costs as a proportion of total revenue fell to 17.9% in the first half, from 18.7% in the first half last year, so that the EBITDA margin before SAC and SRC rose to 44.5%, from 42.6% in the first half last year.

Operating profit before goodwill amortisation and exceptional items was GBP196 million, compared to GBP183 million in the first half last year, with the increase in EBITDA being partially offset by higher depreciation, mainly due to accelerated investment in new IT and billing systems.

Capital expenditure of GBP148 million was incurred, compared to GBP257 million in the first half of last year, reflecting continued tight control of the investment programme. The capex/sales ratio fell to 10.0%, from 18.8% in the first half last year.

Full-time equivalent employees at the end of the first half were 5,686, down from 7,073 at 31 March, reflecting the major restructuring completed during the first half.


Second quarter key performance indicators

Customer growth accelerated during the quarter, as the O2 brand and new customer propositions in voice and mobile data services gained traction in the market. 278,000 net new customers were added, of which 171,000 were post-pay customers, reflecting O2's focus on higher value customers. There was no increase in post-pay SAC, and pre-pay SAC continued to decline. The total customer base at the end of the quarter stood at 11.45 million, of which 33.4% were post-pay customers, compared to 31.2% last year.

Post-pay ARPU improved to GBP505, from GBP502 in the first quarter and GBP498 at the beginning of the year. Pre-pay ARPU increased to GBP112, from GBP109 in the first quarter. Blended ARPU was GBP238 in the quarter, 3% higher than at the beginning of the year and in line to deliver full-year ARPU growth in the target 4-8%
range.

Post-pay churn continued to improve, to 29%, and pre-pay churn also fell. This reflected the growing benefits of the dedicated customer retention centre, initiated at the end of last year, and O2's Loyalty programme, which won a top industry award. Overall customer satisfaction metrics continued to trend upwards, and network quality metrics at the end of the quarter were at the highest ever levels.

The refurbished O2 retail stores performed strongly, with sales per store in the restructured estate at more than three times the levels seen in the second quarter last year. The first phase of the customer management process and systems development programme has already delivered benefits. These included commissioning of interactive knowledge databases for customer care advisors, new order processing and an upgraded billing system. Initially implemented for the online customer base, these capabilities will now be extended to other customers.

In the second quarter mobile data's share of service revenues increased to 15.3%, from 14.1% in the first quarter. Growth of data revenues was driven by 6.3% quarter-on-quarter growth of SMS messages, including more high value premium rate services.


O2 Germany

Interim results

Service revenue in the first half grew by 32.7% year-on-year, to GBP438 million, driven by continuing strong growth in the customer base and higher pre- and post-pay ARPU. Total revenue increased by 15.0% to GBP483 million.

EBITDA in the first half was GBP1 million, compared to GBP(114) million last year, and represented the first period of positive EBITDA for O2 Germany, achieved well ahead of original expectations. This result reflected the substantial performance improvement programme driven forward in all areas of the business by the management team appointed in October 2001.

Post-pay customer and ARPU growth continued to be driven by the success of the unique O2 Genion "homezone" service, which accounted for 28% of the total customer base at the end of the first half. Post-pay SAC remained steady during the half year. Pre-pay SAC fell significantly, reflecting O2's focus on higher value market segments. Combined acquisition and retention costs represented 17% of total revenue in the half year, compared to 27% last year, and the EBITDA margin before SAC and SRC was 18%, compared to just 1% in the first half of last year.

Capital expenditure was GBP57 million, down from GBP161 million in the first half last year, reflecting tight control of the investment programme and continuing use of pre-paid roaming minutes on T-Mobile's network in areas not covered by O2's network. The capex/sales ratio fell to 11.8%, from 38.3% in the first half of last year.

There were 3,476 full time equivalent employees at the end of the first half, down from 4,086 at the same time last year, reflecting the major restructuring implemented.


Second quarter key performance indicators

204,000 net new customers were added, taking the total customer base to 4.29 million at the end of the quarter. This represented a market share of approximately 7.5%, up from 6.1% at the same time last year, and running ahead of the stated target of one percentage point of market share growth per annum. All O2's customers in Germany are directly controlled, rather than acquired and serviced through third-parties.

Of the total net new additions in the quarter, 161,000 were contract customers, mainly taking the O2 Genion contract. This unique service continues to attract high value customers onto the O2 network, by offering "homezone" mobile calls at tariffs competitive with the local fixed line operators. Genion customers' ARPU is significantly higher than for other contract customers.

Growth in the pre-pay market was maintained by attractive propositions aimed at high value customers. Enhanced positioning and awareness of the O2 brand contributed to the continuing momentum. This was reflected in the higher pre-pay ARPU, and a significant fall in the pre-pay SAC, during the quarter.

Pre-pay and post-pay ARPU both continued to increase, with pre-pay up to GBP82, from GBP76 in the first quarter, and post-pay up to GBP331, from GBP324. Blended ARPU was GBP210 (Euro 29/month), 7.7% higher than at the start of the year, and thus already delivering the full-year ARPU growth target of 4-8%
In the second quarter data represented 18.1% of total service revenues, down slightly on the first quarter, reflecting the strong underlying rate of service revenue growth, but still representing data's highest share of service revenue in the Group.


O2 Netherlands

Interim results

Service revenue in the first half grew by 37.3% year-on-year to GBP114 million, driven by the major one-off increase seen in the customer base last year. Total revenue grew 42.7%, to GBP127 million.

The first half EBITDA loss was GBP(9) million, close to the break-even level established in the second half last year, compared to GBP(54) million in the first half last year. The resumption of customer growth in the first half, following consolidation of the base during the second half of last year, was driven by the O2 re-branding, and the attractive new customer propositions associated with this, rather than by increased SAC.

Capital expenditure was GBP31m, down from GBP68m in the first half of last year.


Second quarter key performance indicators

The post-pay customer base grew by 13.9% during the quarter to 304,000, building on the 14.6% increase achieved in the first quarter, as the O2 brand and re-focused channel strategy attracted new contract customers from the consumer market. The pre-pay customer base declined by 28,000, so that the total base at the end of the quarter was steady at 1.29 million. SAC for both pre- and post-pay was reduced substantially in the quarter, but there was an increase in pre- and post-pay churn.

Blended ARPU increased to GBP163, from GBP160 in the first quarter, reflecting a small increase in pre-pay ARPU as well as the increase in the proportion of post-pay customers in the total mix. Post-pay ARPU declined to GBP485, from GBP495 in the first quarter, reflecting some dilution by the new contract customers being attracted to O2 from the consumer market. Post-pay customers accounted for 23.5% of the total base at the end of the second quarter, compared to 18.6% at the end of last year.

Data's share of service revenue during the quarter increased to 13.3%, from 12.1% in the first quarter.


O2 Ireland

Service revenue in the first half grew by 12.8% year-on-year to GBP203 million, driven by the increase in customer numbers during the year. Total revenue increased by 11.4% to GBP215 million.

First half EBITDA was GBP72 million, 22.0% higher than last year. The EBITDA margin improved to 33.5%, from 30.6% in the first half last year. EBITDA as a proportion of service revenue was 35.5%, compared to 32.8% in the first half last year. Operating profit before goodwill amortisation and exceptional items in the first half grew to GBP39 million, from GBP29 million last year.

A UMTS licence was accepted in August, at a cost of GBP73 million. Excluding this, capital expenditure in the first half was GBP27 million, compared to GBP44 million last year, and the capex/sales ratio fell to 12.6%, from 22.8% in the first half last year.


Second quarter key performance indicators

A total of 37,000 net new customers was added in the quarter, bringing the total base up to just under 1.2 million, of which 30.2% were post-pay.

Pre-pay ARPU increased to GBP208, from GBP204 in the first quarter and post-pay ARPU rose to GBP633, from GBP621. Blended ARPU of GBP338, substantially the highest in the Group, was 2.7% higher than at the start of the year. The impact of the 13% termination rate cut in July was mitigated by the underlying strong usage.

Blended SAC continued to fall, mainly due to the elimination of handset subsidies for pre-pay customers, and both pre- and post-pay churn improved in the quarter.

GPRS services were launched to pre-pay customers in August, and a device financing package for post-pay customers was finalised. Data's share of service revenue increased to 14.1% from 11.7% in the first quarter, reflecting SMS volume growth as well as increasing uptake of premium SMS services.


O2 ONLINE

This unit's role is both to act as the on-line sales channel to high-value customers in the UK, Ireland and Netherlands (the former Genie operation), and also to provide the mobile data capability and content for all the network operating businesses (the O2 Products operation).

At the end of the second quarter O2 UK's customer base acquired through the Online channel was 446,000, of which 42% were post-pay. These are bigger users of mobile data, and deliver higher ARPU, than the O2 UK average. Network connection fees from O2 UK, and sales of O2 UK airtime vouchers, comprised more than three-quarters of O2 Online's revenue of GBP43 million in the first half. The remaining revenue, generated externally, included device sales outside the O2 footprint, ring-tones, paid-for alert services, and portal advertising.

The O2 Products operation delivered a stream of new mobile data products and services for the network operating businesses to launch during the first half, including media messaging (MMS), the O2 xda device, value-added SMS applications, the Java games arcade, and other GPRS services. By the end of the second quarter, across the Group sales of the O2 xda exceeded 20,000 and the total number of active GPRS customers was around 100,000. In addition, more than 12,000 Blackberry devices had been sold to more than 500 corporate customers. In the second quarter data represented 15.6% of Group service revenue.

As well as development and supply of products, O2 Products manages the O2 Web and WAP portals, which are the infrastructure through which most mobile data applications, including MMS, Java and premium rate services are delivered to customers.


OTHER BUSINESSES

Manx Telecom reported a sound first half, with revenue and operating profit both 10% ahead of last year. The commercial trial of the 3G network, introduced in July, delivered valuable insights into customer behaviours and high-speed mobile data usage.

Development of the Airwave network continued, with seven police forces now operating the system, generating GBP12 million of revenue in the first half. The roll-out entered its most capital intensive phase, with capital expenditure of GBP69 million in the first half, compared to GBP51 million last year. The service will be rolled out to a further 25 forces over the next twelve months


BALANCE SHEET ITEMS

Rigorous scrutiny of their investment programmes by all the operating businesses enabled total Group capital expenditure to be reduced to GBP427 million in the first half, from GBP623 million last year. Initiatives included identifying underlying cost savings, re-deployment of equipment within and between operating businesses, and deferral of investments. Despite the reduction in capital spending, during the first half key network quality and customer service performance metrics across the Group were improved.

Excluding the GBP73 million cost of the Irish UMTS licence, and the GBP69 million Airwave investment programme, Group capex in the first half was GBP285 million, compared to GBP572 million last year. On the same basis, the Group capex/sales ratio fell to 12.2%, from 27.3% in the first half last year.

There was an GBP8 million improvement in net debt, reflecting the increase in EBITDA, lower capital expenditure, and tight control of working capital. Net debt at the end of the first half was GBP609 million, well ahead of original expectations.


OUTLOOK

Going forward the Group will maintain its focus on improving the operational and financial performance of all its businesses, in order to deliver continuing revenue, EBITDA and cash flow growth. The Group remains confident in its ability to deliver a strong performance for the full year.

In the UK in the second half O2 continues to expect to deliver double-digit service revenue growth, and further improvements in EBITDA margin, with the target of achieving 30% for the full year 2003/04. The UK mobile market remains challenging, with the uncertainty of the outcome of the Competition Commission inquiry into mobile termination, as well as the likelihood of increased competition, due to the expected entry of a fifth network operator into the market.

In Germany O2 expects to be able to continue to build its market share, in line with its long-term targets, and to grow service revenue, while at the same time sustaining positive EBITDA through the second half. Despite the withdrawal of one of the new entrants in the first half, robust competition is expected to continue in the German market.

Across the Group, capital expenditure will continue to be tightly controlled in the second half. Investment in the UMTS network roll-out across the O2 footprint will continue to be matched to the emerging visibility of device availability and customer demand for high-speed mobile data services. In Germany, O2 faces a regulatory requirement to provide UMTS coverage to 25% of the population by the end of December 2003, and the business intends to adhere to this, by continuing to develop efficient and effective UMTS investment strategies.

Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

  - our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

  - our annual report and accounts and half-yearly reports;

  - our press releases and other written materials; and

  - oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.


Interim report for the six months ended 30 September 2002




group profit and loss account

Six months ended 30 September 2002 (unaudited)
                                                                 Note      Six months      Six months Year ended 31
                                                                             ended 30        ended 30    March 2002
                                                                       September 2002  September 2001
                                                                                 GBPm            GBPm          GBPm

Turnover: group and share of joint ventures                                     2,408           2,156         4,407
Group's share of associate's turnover                                            (67)            (57)         (131)
Group turnover                                                      2           2,341           2,099         4,276

Net operating expenses (including exceptional items)                          (2,569)         (2,472)       (5,132)

    EBITDA before exceptional items                                               378             135           433

    Depreciation before exceptional items                                       (405)           (316)         (747)

    Amortisation                                                                (201)           (195)         (392)

    Operating loss before exceptional items                                     (228)           (376)         (706)

    Exceptional items                                               3               -               3         (150)

Group operating loss                                                2           (228)           (373)         (856)
Group's share of operating profit of associates                                     2               6             8
Total operating loss                                                            (226)           (367)         (848)
Net interest payable and similar charges                                         (33)             (1)          (25)
Loss on ordinary activities before taxation                                     (259)           (368)         (873)
Tax on loss on ordinary activities                                  4            (18)            (19)            23
Retained loss for the period                                                    (277)           (387)         (850)
Basic and diluted loss per share (pence)                            5           (3.2)           (4.5)         (9.8)


Profits and losses in all periods presented arise from continuing operations.


EBITDA is our earnings before interest, tax, depreciation, amortisation and exceptional items, excluding our share of operating profits of our associates. EBITDA is not a measure of financial performance under UK or US GAAP and may not be comparable to similarly titled measures of other companies, because EBITDA is not uniformly defined. EBITDA should not be considered by investors as an alternative to Group operating loss on ordinary activities before taxation as an indication of operating performance, or as an alternative to cash flow from operating activities as an indication of cash flows.


group statement of total recognised gains and losses

Six months ended 30 September 2002 (unaudited)
                                                                     Six months ended Six months ended Year ended 31
                                                                         30 September     30 September    March 2002
                                                                                 2002             2001
                                                                                 GBPm             GBPm          GBPm

Loss for the financial period                                                   (277)            (387)         (850)

    Currency translation differences arising on foreign currency net
    investments in subsidiaries                                                   284               21           161

Total gains and losses relating to the period                                       7            (366)         (689)


group balance sheet

As at 30 September 2002 (unaudited)
                                                                                Note     30 September  31 March 2002
                                                                                                 2002
                                                                                                 GBPm           GBPm
Fixed assets
Intangible assets                                                                              16,120         15,992
Tangible assets                                                                                 4,081          4,094
Investments                                                                                        37             37
                                                                                               20,238         20,123
Current assets
Stocks                                                                                             92             68
Debtors                                                                                         1,065          1,090
Investments                                                                                       739            859
Cash at bank and in hand                                                                           92             20
                                                                                                1,988          2,037
Creditors: amounts falling due within one year                                                (1,600)        (1,521)
Net current assets                                                                                388            516
Total assets less current liabilities                                                          20,626         20,639
Creditors: amounts falling due after more than one year                                       (1,423)        (1,403)
Provisions for liabilities and charges                                                          (362)          (402)
Net assets                                                                                     18,841         18,834
Capital and reserves
Called up share capital                                                                             9              9
Other reserves                                                         8                       22,063         22,656
Profit and loss account                                                8                      (3,231)        (3,831)
Equity shareholders' funds                                                                     18,841         18,834




reconciliation of operating profit to operating cash flows

Six months ended 30 September 2002 (unaudited)

                                                                              Six months    Six months Year ended 31
                                                                                ended 30      ended 30    March 2002
                                                                               September     September
                                                                                    2002          2001
                                                                                    GBPm          GBPm          GBPm

Group operating loss                                                               (228)         (373)         (856)
Depreciation and amortisation charges                                                606           511         1,139
Loss on disposal of fixed assets                                                       7             -             9
(Increase)/decrease in stocks                                                       (24)            49            89
Decrease/(increase) in debtors                                                        39         (130)          (38)
Increase/(decrease) in creditors                                                     104          (20)            24
(Decrease)/increase in provisions                                                   (55)            19            90
Net cash inflow from operating activities                                            449            56           457


group cash flow statement

Six months ended 30 September 2002 (unaudited)

                                                                      Note     Six months     Six months Year ended 31
                                                                                 ended 30       ended 30    March 2002
                                                                           September 2002 September 2001
                                                                                     GBPm           GBPm          GBPm

Cash inflow from operating activities                                                 449             56           457
Returns on investments and servicing of finance                                      (14)              5           (9)
Taxation                                                                                -              -           (4)
Capital expenditure and financial investment                                        (411)          (687)       (1,231)
Acquisitions and disposals                                                              -          (873)         (864)
Cash inflow/(outflow) before management of liquid resources and financing              24        (1,499)       (1,651)
Management of liquid resources                                                         88              -         (459)
Financing                                                                            (40)          1,521         1,790
Increase/(decrease) in cash in the period                              6,7             72             22         (320)


group net debt

As at 30 September 2002 (unaudited)

                                                                                         30 September  31 March 2002
                                                                                                 2002
                                                                                                 GBPm           GBPm

Cash at bank and in hand                                                                           92             20
Current asset investments                                                                         739            859
                                                                                                  831            879
Euro medium term notes (net of issue costs)                                                     (991)          (982)
Loan notes                                                                                       (24)           (58)
Obligations under hire purchase contracts                                                       (382)          (406)
Other loans and borrowings                                                                       (43)           (50)
Net debt                                                                                        (609)          (617)


notes to the interim report for the six months ended 30 September 2002


 1. Basis of preparation

    The interim report is prepared in accordance with the accounting policies expected to apply for the financial year ending on 31 March 2003. These policies are unchanged from those set out in the Annual Report and Financial Statements of the Group for the year ended 31 March 2002.

    The interim report is unaudited and does not constitute statutory financial statements, but has been reviewed by the auditors whose report is reproduced on page 17. The interim statement for the six months ended 30 September 2002 was approved by the Directors on 18 November 2002.

    The Group profit and loss account, statement of total recognised gains and losses and the cash flow statement for the year ended, and the balance sheet and statement of net debt as at, 31 March 2002, as presented in this interim statement are extracts from the statutory financial statements for that period, which have been delivered to the Registrar of Companies. The report of the auditors on the financial statements for the year ended 31 March 2002 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.


 2. Segmental analysis
                                                            Total        Group  Depreciation    Operating        Total
                                                         turnover     turnover           and    profit of    operating
                                                                                amortisation   associates     profit /(loss)
                                                             GBPm         GBPm          GBPm         GBPm         GBPm

    Six months ended 30 September 2002
    Mobile telecommunications
          UK                                                1,539        1,472           208            2          185
          Germany                                             483          483           122            -        (121)
          Other countries                                     342          342            74            -         (11)
    Total mobile telecommunications                         2,364        2,297           404            2           53
    Mobile internet services      UK                           43           43            21            -         (58)
    Other businesses      UK                                   35           35             8            -          (5)
    Central overheads and adjustments                           -            -           173            -        (216)
    Inter-segment eliminations                               (34)         (34)             -            -            -
    Group total                                             2,408        2,341           606            2        (226)

    Six months ended 30 September 2001
    Mobile telecommunications
          UK                                                1,425        1,368           158            6          172
          Germany                                             420          420           107            -        (212)
          Other countries                                     282          282            60            -         (55)
    Total mobile telecommunications                         2,127        2,070           325            6         (95)
    Mobile internet services      UK                           39           39             9            -         (66)
    Other businesses      UK                                   22           22             3            -         (10)
    Central overheads and adjustments                           -            -           174            -        (196)
    Inter-segment eliminations                               (32)         (32)             -            -            -
    Group total                                             2,156        2,099           511            6        (367)

    Year ended 31 March 2002
    Mobile telecommunications
          UK                                                2,887        2,756           398            8          194
          Germany                                             875          875           235            -        (430)
          Other countries                                     595          595           132            -         (73)
    Total mobile telecommunications                         4,357        4,226           765            8        (309)
    Mobile internet services      UK                          100          100            25            -        (103)
    Other businesses      UK                                   54           54             9            -         (22)
    Central overheads and adjustments                           -            -           340            -        (414)
    Inter-segment eliminations                              (104)        (104)             -            -            -
    Group total                                             4,407        4,276         1,139            8        (848)


 3. Exceptional items

                                                                      Six months ended Six months ended Year ended 31
                                                                          30 September     30 September    March 2002
                                                                                  2002             2001
                                                                                  GBPm             GBPm          GBPm
    Costs relating to demerger from BT                                               -                -          (27)
    Costs relating to business closure and reorganisation                            -                3         (123)
                                                                                     -                3         (150)

    The exceptional items in the year ended 31 March 2002 related to the restructuring of the United Kingdom and German operations post demerger and include GBP87 million in respect of redundancy costs. The exceptional items charged post demerger gave rise to a cash outflow of GBP27 million in the year ended 31 March 2002.




 4. Tax on loss on ordinary activities

                                                                      Six months ended Six months ended Year ended 31
                                                                          30 September     30 September    March 2002
                                                                                  2002             2001
                                                                                  GBPm             GBPm          GBPm

    United Kingdom      - current tax                                                -                1          (13)
                        - deferred tax                                              12               17          (11)
    Overseas            - current tax                                                5                -             2
                        - deferred tax                                               1                1           (1)
    Tax charge/(credit) on loss on ordinary activities                              18               19          (23)


 5. Loss per share

Basic and diluted loss per share has been calculated by dividing the loss for the six months ended 30 September 2002 of GBP277 million (six months ended 30 September 2001: GBP387 million; year ended 31 March 2002: GBP850 million) by 8,670 million shares (30 September 2001: 8,670 million; 31 March 2002: 8,670 million), being the weighted average number of ordinary shares in issue since demerger. For the six months ended 30 September 2001, the number of ordinary shares is based on the issued share capital of BT at the date of demerger and a one for one allotment at that date.


 6. Analysis of net debt
                                                                  At 1 April     Cash flow Other non-cash          At 30
                                                                        2002                    movements September 2002
                                                                        GBPm          GBPm           GBPm           GBPm

    Cash at bank and in hand                                              20            72              -             92
    Current asset investments                                            859          (88)           (32)            739
                                                                         879          (16)           (32)            831
    Debt due after one year                                          (1,025)             -              -        (1,025)
    Debt due within one year                                            (65)            40            (8)           (33)
    Obligations under hire purchase contracts                          (406)             -             24          (382)
                                                                       (617)            24           (16)          (609)




 7. Reconciliation of net cash flow to movement on net debt

                                                                                 Six months     Six months Year ended 31
                                                                                   ended 30       ended 30    March 2002
                                                                             September 2002 September 2001
                                                                                       GBPm           GBPm          GBPm

    Increase/(decrease) in cash in the period                                            72             22         (320)
    Management of liquid resources                                                     (88)              -           459
    Cash outflow/(inflow) from movement in debt                                          40        (1,101)       (1,295)
    Decrease/(increase) in net debt resulting from cash flows                            24        (1,079)       (1,156)
    Other non-cash movements                                                           (16)            365           333
    Decrease/(increase) in net debt in the period                                         8          (714)         (823)
    Net (debt)/funds at beginning of period                                           (617)            206           206
    Net debt at end of period                                                         (609)          (508)         (617)



 8. Reconciliation of movements in shareholders' funds

                                                 Called up         Other    Profit and   Owners' net   Total equity
                                             share capital      reserves  loss account    investment   shareholders
                                                                                                              funds
                                                      GBPm          GBPm          GBPm          GBPm           GBPm

At 1 April 2001                                          -             -             -        19,068         19,068
Funding flows with BT                                    -             -         (474)           446           (28)
Transfer on demerger                                     9        23,189       (3,675)      (19,514)              9
Retained loss for period after demerger                  -             -         (376)                        (376)
Transfer from profit and loss account                    -         (533)           533             -              -
Currency translation differences                         -             -           161             -            161
At 31 March 2002                                         9        22,656       (3,831)             -         18,834
Retained loss for the period                             -             -         (277)             -          (277)
Transfer from profit and loss account                    -         (593)           593             -              -
Currency translation differences                         -             -           284             -            284
At 30 September 2002                                     9        22,063       (3,231)             -         18,841


independent review report by the auditors to mmO2 plc


Introduction

We have been instructed by the company to review the financial information set out on pages 11 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.


Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.


PricewaterhouseCoopers     18 November 2002
Chartered Accountants
London


The maintenance and integrity of the mmO2 plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.


APPENDIX : SECOND QUARTER KEY PERFORMANCE INDICATORS



Customer numbers

                        Customers at  Customers at   Customers at   Customers at          Net   Customers at
                        30 September   31 Dec 2001  31 March 2002   30 June 2002    additions   30 September
                                2001                                                   during           2002
                                                                                       period
                               000's         000's          000's          000's        000's          000's


O2 UK
Pre-pay                        7,550         7,601          7,542          7,518          107          7,625
Post-pay                       3,418         3,474          3,542          3,653          171          3,824
Total                         10,968        11,075         11,084         11,171          278         11,449

O2 Germany
Pre-pay                        1,643         1,785          1,912          2,004           43          2,047
Post-pay                       1,751         1,871          1,979          2,082          161          2,243
Total                          3,394         3,656          3,891          4,086          204          4,290

O2 Netherlands
Pre-pay                        1,061         1,070          1,022          1,015         (28)            987
Post-pay                         217           231            233            267           37            304
Total                          1,278         1,301          1,255          1,282            9          1,291

O2 Ireland
Pre-pay                          755           807            824            802           34            836
Post-pay                         350           355            356            359            3            362
Total                          1,105         1,162          1,180          1,161           37          1,198

Manx
Pre-pay                           19            23             26             28            4             32
Post-pay                          20            20             21             21            0             21
Total                             39            43             47             49            4             53

mmO2 Group
Pre-pay                       11,028        11,286         11,326         11,367          160         11,527
Post-pay                       5,756         5,951          6,131          6,382          372          6,754
Total                         16,784        17,237         17,457         17,749          532         18,281

Pre-pay percentage             65.7%         65.5%          64.9%          64.0%        30.1%          63.1%
Post-pay percentage            34.3%         34.5%          35.1%          36.0%        69.9%          36.9%



Average revenue per user (ARPU)

                                                3 months ended:
                                                  30 September    31 December 31 March 2002  30 June 2002   30 September
                                                          2001           2001                                       2002
                                                           GBP            GBP           GBP           GBP            GBP

O2 UK
12 month rolling
Pre-pay                                                    108            105           108           109            112
Post-pay                                                   489            493           498           502            505
Blended                                                    238            230           231           234            238

Monthly average
Pre-pay                                                      9              9             9             9             10
Post-pay                                                    43             42            40            42             44
Blended                                                     20             19            19            20             21

O2 Germany
12 month rolling
Pre-pay                                                 na (1)             70            71            76             82
Post-pay                                                na (1)            306           313           324            331
Blended                                                 na (1)            192           195           203            210

Monthly average
Pre-pay                                                      5              8             6             7              7
Post-pay                                                    27             27            26            28             29
Blended                                                     16             18            17            18             18

O2 Netherlands
12 month rolling
Pre-pay                                                     83             79            84            83             86
Post-pay                                                   487            487           492           495            485
Blended                                                    165            160           163           160            163

Monthly average
Pre-pay                                                      7              6             8             7              8
Post-pay                                                    41             40            42            42             38
Blended                                                     14             12            14            14             15

O2 Ireland
12 month rolling
Pre-pay                                                    190            195           197           204            208
Post-pay                                                   623            624           622           621            633
Blended                                                    330            331           329           333            338

Monthly average
Pre-pay                                                     17             17            16            18             18
Post-pay                                                    52             51            51            53             56
Blended                                                     28             28            27            28             30



(1) Comparable data not available: annualised six-month ARPU previously reported for the quarter ended 30 September 2001.


Average revenue per user (ARPU)

                                             3 months ended:
                                               30 September   31 December 31 March 2002  30 June 2002   30 September
                                                       2001          2001                                       2002
                                                        EUR           EUR           EUR           EUR            EUR

O2 UK
12 month rolling
Pre-pay                                                 175           169           174           176            179
Post-pay                                                793           793           806           808            809
Blended                                                 386           370           374           376            381

Monthly average
Pre-pay                                                  15            14            15            15             16
Post-pay                                                 69            68            66            67             68
Blended                                                  32            31            31            32             33

O2 Germany
12 month rolling
Pre-pay                                              na (1)           113           115           123            132
Post-pay                                             na (1)           493           507           522            530
Blended                                              na (1)           309           315           327            336

Monthly average
Pre-pay                                                   8            12            10            11             11
Post-pay                                                 43            44            43            44             45
Blended                                                  26            29            27            28             29

O2 Netherlands
12 month rolling
Pre-pay                                                 135           127           136           134            138
Post-pay                                                790           783           797           798            777
Blended                                                 268           257           264           258            261

Monthly average
Pre-pay                                                  12             9            13            11             13
Post-pay                                                 66            65            68            67             60
Blended                                                  23            19            23            22             23

O2 Ireland
12 month rolling
Pre-pay                                                 308           314           319           329            333
Post-pay                                              1,010         1,004         1,008         1,002           1015
Blended                                                 535           532           533           537            542

Monthly average
Pre-pay                                                  27            27            27            28             29
Post-pay                                                 84            82            83            84             88
Blended                                                  45            45            44            45             47

Euro rates
Quarterly                                            1.6149        1.6110        1.6273        1.5949         1.5736
Annually                                             1.6214        1.6084        1.6200        1.6120         1.6024

(1) Comparable data not available: annualised six-month ARPU previously reported for the quarter ended 30 September 2001.


Data as percentage of service revenues

                                             3 months ended:
                                               30 September   31 December 31 March 2002  30 June 2002   30 September
                                                       2001          2001                                       2002
                                                          %             %             %             %              %

O2 UK                                                  10.8          13.4          13.8          14.1           15.3
O2 Germany                                             12.9          12.8          14.5          18.3           18.1
O2 Netherlands                                          8.5          10.0           9.2          12.1           13.3
O2 Ireland                                              9.0          10.5          11.5          11.7           14.1
O2 Group                                               10.9          12.8          13.4          14.6           15.6


SMS messages

                                             3 months ended:
                                               30 September   31 December 31 March 2002  30 June 2002   30 September
                                                       2001          2001                                       2002
                                                    million       million       million       million        million

O2 UK                                                   754           931         1,060         1,152          1,225
O2 Germany                                              217           250           286           298            308
O2 Netherlands                                           60            80           110            98             98
O2 Ireland                                              150           179           204           214            221
Manx                                                      4             5             6             6              7
O2 Group                                              1,185         1,445         1,666         1,768          1,859
Growth                                               +16.4%        +21.9%        +15.3%         +6.1%          +5.1%



mmO2 Contacts:

Richard Poston

Director, Corporate Communications

mmO2 plc

richard.poston@o2.com

t: +44 (0)1753 628039


David Boyd

Head of Investor Relations

mmO2 plc

david.boyd@o2.com

t: +44 (0)1753 628230


David Nicholas

Head of Media Relations

mmO2 plc

david.nicholas@o2.com

t: +44 (0) 771 575 9176

Simon Gordon

Press Relations Manager

mmO2 plc

simon.gordon@o2.com

t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Enclosure No. 2


                   mmO2 MARKS FIRST ANNIVERSARY WITH SUCCESS

                             IN THE UK AND GERMANY


Released: 19 November 2002

mmO2 marked its first year as an independent, FTSE 100 company with news of significant progress in two of its key markets - the UK and Germany. It follows the release today of mmO2's interim results for the six months ended 30 September 2002 (see separate release - PR0248).

The German business of mmO2 achieved a positive EBITDA for the first time, a year ahead of original expectations, and its UK operation showed substantial improvement since de-merger last November against all key performance indicators, including growth in EBITDA of almost 20%.

O2 UK continued its strategy of growing the value of its customer base, recording its best quarter in post-pay additions in nearly four years. It acquired a total of 278,000 net new customers in the quarter of which more than 171,000, or 62%, were high value, post-pay. Since the beginning of the year, O2 UK increased its blended ARPU by 3% and is on track to deliver full-year growth in the target 4-8% range.

In addition, O2 UK has reduced the loss of customers through churn. This reflected the growing benefits of the dedicated customer retention centre initiated at the end of last year, and O2's loyalty programme, which won a top industry award. In the half year, O2 UK achieved service revenue growth of more than 10 per cent and aims to increase its EBITDA margin to 30 per cent in the year ending 31 March 2004.


Dave McGlade, chief executive officer, O2 UK, said: "We have continued to build on our momentum in the UK by focusing on getting the basics right, delivering improvements in our customers experience and successfully re-structuring our business. All our leading business indicators show that we are building the right foundations for future success.

"Customer satisfaction continued to increase in the UK and our network quality reached its highest ever levels. On top of this, the O2 brand and new tariffs are gaining increasing recognition and the refurbished O2 stores are performing strongly with sales per store more than three times the levels seen in the second quarter last year. We also increased data as a percentage of service revenue to 15.3% - an improvement of more than 40% from the same quarter last year."

Similarly, O2 Germany has demonstrated accelerating growth since a new management team was put in place last year and has delivered positive EBITDA and an increase in customer numbers well ahead of target. It was the fastest growing operator in its market in the last 12 months and its blended average revenue per user (ARPU) is significantly above market average in the country. Increasing pre-pay and post-pay ARPU drove a 7.7% rise in blended-ARPU to GBP210 from the start of the fiscal year to September.

The customer base in Germany grew to 4.29 million as at the end of September 2002, of which more than half are high value, post-pay customers. This growth provided O2 Germany with a market share of approximately 7.5%, up from 6.1% at the same time last year, and is running ahead of the stated target of one percentage point of market share growth per annum.

Rudolf Groeger, chief executive officer, O2 Germany, added: "O2 Germany made impressive progress since last year. People can now see the contribution we make to mmO2 and our growing ability to deliver enhanced shareholder value. However, we are not complacent. The management team will continue to drive forward the substantial performance improvement programme in all areas of the business."

                                    - ends -

mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO2 has approximately 18.3 million customers and some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. Data represented 15.6% of total service revenues in the quarter ending 30 September 2002.

mmO2 Contacts:

Richard Poston

Director, Corporate Communications

mmO2 plc

richard.poston@o2.com

t: +44 (0)1753 628039



David Boyd

Head of Investor Relations

mmO2 plc

david.boyd@o2.com

t: +44 (0)1753 628230



David Nicholas

Head of Media Relations

mmO2 plc

david.nicholas@o2.com

t: +44 (0) 771 575 9176

Simon Gordon

Press Relations Manager

mmO2 plc

simon.gordon@o2.com

t: +44 (0)771 007 0698

mmO2 press office: +44 (0)1753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Enclosure No. 3



mmO2 plc

19 November 2002

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary shares of 0.1p each, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.


These shares will be issued to the Company's Non-Executive Directors following the election by each of them to have their net annual fees reinvested, in whole or in part, in shares in the Company at prescribed times during the year.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 mmO2 plc


Date: 19 November 2002                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary